UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 Medicsight Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58470A205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470A205
          ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hans van Hoof

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

        4,019,133

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

        4,019,133

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,019,133

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.7%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. 58470A205
          ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VHC International Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, CI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

        4,019,133

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

        4,019,133

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,019,133

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.7%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. 58470A205
          ---------------------


Item 1(a).  Name of Issuer:


            Medicsight Inc.
            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:

            46 Berkeley Square, London, W1J5AT, United Kingdom
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Hans van Hoof
            VHC International Ltd.
            ____________________________________________________________________

      (b).  Address of Principal Business Office, or if None, Residence:

            4th Floor, Charter Place,
            23-27 Seaton Place, St Helier, Jersey,
            JE2 3QL
            ____________________________________________________________________

      (c).  Citizenship:


            Hans van Hoof - The Netherlands
            VHC International Ltd. - Jersey, CI
            ____________________________________________________________________

      (d).  Title of Class of Securities:


            Common Stock, par value $.001 per share
            ____________________________________________________________________

      (e).  CUSIP Number:

            58470A205
            ____________________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                  Hans van Hoof - 4,019,133
                  VHC International Ltd. - 4,019,133
          ______________________________________________________________________

     (b)  Percent of class:

                  Hans van Hoof - 11.7%
                  VHC International Ltd. - 11.7%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote

                  Hans van Hoof - 0
                  VHC International Ltd. - 0
                                                      ______________________,


          (ii)  Shared power to vote or to direct the vote

                  Hans van Hoof - 4,019,133
                  VHC International Ltd. - 4,019,133
                                                       _____________________,


          (iii) Sole power to dispose or to direct the
                        disposition of

                  Hans van Hoof - 0
                  VHC International Ltd. - 0
                                                       _____________________,


          (iv)  Shared power to dispose or to direct the
                        disposition of

                  Hans van Hoof - 4,019,133
                  VHC International Ltd. - 4,019,133
                                                       _____________________,


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            ____________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A
            ____________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
            ____________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
            ____________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
            ____________________________________________________________________

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 13, 2006
                                                   -----------------
                                                        (Date)


                                                  VHC INTERNATIONAL LTD.

                                                  By:  /s/ Hans van Hoof
                                                       -----------------
                                                          Hans van Hoof
                                                          Managing Member


                                                  /s/ Hans van Hoof
                                                  -----------------
                                                      Hans van Hoof

                                                                       Exhibit A
                                                                       ---------



                                    AGREEMENT
                                    ---------


     The undersigned agree that this Schedule 13G dated February 13, 2006 relating to the Common Stock, par value $.001 per share of Medicsight Inc. shall be filed on behalf of the undersigned.

                                                  VHC INTERNATIONAL LTD.

                                                  By:  /s/ Hans van Hoof
                                                       -----------------
                                                          Hans van Hoof
                                                          Director


                                                  /s/ Hans van Hoof
                                                  -----------------
                                                      Hans van Hoof





SK 21869 0001 643446